November 21, 2005

via U.S. mail and facsimile to (414) 327-0532

Thomas J. Price
Vice President - Chief Financial Officer and Secretary
The Oilgear Company
2300 South 51st Street
P.O.Box 343924
Milwaukee, WI 53234-3924

	RE:	The Oilgear Company
		Form 10-K for the fiscal year ended December 31, 2004
		Filed April 15, 2005

		Forms 10-Q for the quarters ended March 31, 2005 and June
30, 2005
		File No. 0-00822

Dear Mr. Price:

      We have reviewed your response letter dated October 27, 2005 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the year ended December 31, 2004

(12) Commitments and Contingencies, page 46

1.	We have reviewed your response to prior comment 2 in our
letter
dated September 13, 2005. As discussed in FIN 39, assets and liabilities should not be netted unless both the asset and the liability are between the same two parties and all of the conditions in paragraph 5 of FIN 39 are met. Accordingly, loss contingencies should be evaluated for accounting and disclosure purposes independently of any insurance recoveries. Thus:
* Where you have indicated that that you do not believe that it is probable or reasonably possible that a loss has been incurred with respect to the USS Great Lakes Fleet cases, auto accident claim, and pressure valve claim, please confirm to us that you have made this determination independent of any potential insurance recovery. If not, please do so. Further, to the extent that your losses meet the criteria of paragraphs 8 or 10 of SFAS 5, please revise your accounting and disclosure accordingly.
* With respect to the product liability case in France, please disclose the nature of the contingency and the reasonably possible range of loss, in accordance with paragraph 10 of SFAS 5.

Item 9A. Controls and Procedures, page 50

2.	We have reviewed your response to prior comment 3 in our
letter
dated September 13, 2005. Please remove the last sentence of your proposed disclosure which states, "Based on the evaluation, the Chief
Executive Officer and the Chief Financial Officer have concluded that, as of the end of such period, the Company`s disclosure controls and procedures are not adequate and effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act," as it repeats the second sentence of your proposed disclosures.

Form 10-Q for the quarter ended March 31, 2005

Consolidated Statements of Cash Flows, page 5

3.	We have reviewed your response to prior comment 4 in our
letter
dated September 13, 2005. You have acknowledged that bank financing fees should have been presented in your statements of cash flows as financing activities, and the amortization of these fees as operating. We note the impact to operating and financing activities for the six months ended June 30, 2005 was 47% and 13%, respectively;
for the three months ended March 31, 2005, 21% and 22%, respectively;
and for the year ended December 31, 2005, 106% and 32%, respectively.
Given these percentages, we are not persuaded that these reclassifications are immaterial. Therefore, please amend your December 31, 2004 Form 10-K and subsequent 2005 Forms 10-Q to correct these classifications.

Form 10-Q/A for the quarter ended June 30, 2005

Financial Statements

7. Gain on Investments, page 12

4.	We have reviewed your response to prior comment 5 in our
letter
dated September 13, 2005 and note your qualitative analysis. However, the error in the accounting for the demutualization resulted in significant quantitative changes to net earnings (loss) before income taxes and minority interest and net earnings, as you
acknowledge, in 2001 and 2004.   Therefore, please amend your
December 31, 2004 Form 10-K and subsequent 2005 Forms 10-Q to correct this accounting.
General

5.	Please be advised that if you conclude that your prior
filings
should not be relied upon due to an error, you are required to disclose the information listed under Item 4.02(a) of Form 8-K within four days of your conclusion.

In addition, please tell us when you will file your restated 2004 Form 10-K and 2005 Form 10-Q`s. We remind you that your restated Form 10-K should appropriately address the following:
* an explanatory paragraph in the reissued audit opinion,
* full compliance with APB 20, paragraphs 36 and 37,
* fully update all affected portions of the document, including
MD&A,
selected financial data, and quarterly financial data,
* updated Item 9A. disclosures should include the following:
o    a discussion of the restatement and the facts and
circumstances
surrounding it,
o    how the restatement impacted the CEO and CFO`s original
conclusions     regarding the effectiveness of their disclosure
controls and procedures,
o    changes to internal controls over financial reporting, and
	o anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.
	 Refer to Items 307 and 308(c) of Regulation S-K.
* updated certifications.

6.	Further, in light of the amendments requested, please
reflect:
* correction of the classification error in prior comment 1 in our letter dated September 13, 2005, and
* revised disclosure in relation to comments 1 and 2 of this letter, as well as all prior comments, where you have agreed to enhance your disclosures in future filings. For example, please refer to comments
1, 3 and 4 from our previous letter dated July 6, 2005.
* disclosure of the components of "other, net" in your statement of cash flows in greater detail.










*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Jenn Do at (202) 551-3743, or me at (202)
551-
3255 if you have questions regarding these comments.


								Sincerely,



								Nili Shah
								Branch Chief


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Thomas J. Price
The Oilgear Company
November 21, 2005
Page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE